amec

RECEIVED
2006 SEP -5 A 10:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-34881

06016467

SUPPL

Ref CLF/SB

29 August 2006

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Ladies and Gentlemen:

Re: AMEC plc – Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of AMEC plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release entitled "AMEC Directorate Change" dated 25 August 2006.

Feel free to call me with any questions on +44 (0) 1606 881084.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy letter and returning it to our courier.

Yours sincerely

C L Fidler
Assistant Company Secretary

Enclosure

PROCESSED
SEP 06 2006
THOMSON FINANCIAL

S:\Sec\Secretarial\RNS Announcements\US Securities and Exchange Commission\US SECURITIES AND EXCHANGE COMMISSION LETTER 25 August 06.doc

AMEC plc
Sandiway House
Hartford, Northwich
Cheshire CW8 2YA
United Kingdom

Registered Office
Sandiway House
Hartford, Northwich
Cheshire CW8 2YA
Registered in England no. 1675285

Direct Tel : +44 (0) 1606 881084
Direct Fax:: +44 (0) 1606 889959
Email : chris.fidler@amec.com

Ref CLF/SB

29 August 2006

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Ladies and Gentlemen:

Re: AMEC plc – Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of AMEC plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release entitled "AMEC Directorate Change" dated 25 August 2006.

Feel free to call me with any questions on +44 (0) 1606 881084.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy letter and returning it to our courier.

Yours sincerely

C L Fidler
Assistant Company Secretary

Enclosure

S:\Sec\Secretarial\RNS Announcements\US Securities and Exchange Commission\US SECURITIES AND EXCHANGE COMMISSION LETTER 25 August 06.doc

AMEC plc
Sandiway House
Hartford, Northwich
Cheshire CW8 2YA
United Kingdom
Tel +44 (0)1606 883885
Fax +44 (0)1606 883996

Registered Office
Sandiway House
Hartford, Northwich
Cheshire CW8 2YA
Registered in England no. 1675285

www.amec.com

Direct Tel : +44 (0) 1606 881084
Direct Fax:: +44 (0) 1606 889959
Email : chris.fidler@amec.com
helen.burrows@amec.com

amec

AMEC plc - Samir Brikho to be the new Chief Executive of AMEC plc

25 August 2006 – Pursuant to our obligations under the Listing Rules, we hereby advise you that Samir Brikho, a member of the ABB Group Executive Committee, will succeed Sir Peter Mason as the Chief Executive of AMEC plc on 1 October 2006.

Sir Peter Mason, who has headed the group for 10 years, will step down as Chief Executive and as director of AMEC plc on 30 September 2006 and will retire from the company on 31 October 2006.

Mr Brikho currently heads ABB's Power Systems Division and is Chairman of ABB Lummus Global, the international projects and services business, which together had a turnover of around $5bn in 2005.

Mr Brikho (48), a Swedish citizen, joined ABB in 1983, and for 10 years led sales in a range of world markets, rising to Senior Vice President and MD of ABB Kraftwerke in 1995. In 1999 he became CEO of ABB Alstom Kraftwerke, moving to head the international operations of Alstom Power in 2000.

He rejoined ABB in 2003 as Chief Executive of ABB Lummus Global in Switzerland, an international business focused on the oil and gas, petroleum refinery and petro-chemical process industries. While in this post he returned this previously loss-making business to profit. He took up his current role in January 2006.

Jock Green-Armytage, Chairman of AMEC plc, said:

"We are delighted to announce the appointment of Samir Brikho as Chief Executive. His experience and success in a major international company of the calibre of ABB together with his personal dynamism, ideally qualifies him to take AMEC forward.

"Samir has broad international management experience, has run a major business of a similar size to AMEC today and has had hands-on success with highly complex projects. He has also worked extensively in our core energy and power markets where he has gained broad experience in managing engineering and project risk.

"I wish to extend my sincere thanks to Sir Peter for his leadership of AMEC over the past decade. He has transformed AMEC from a UK construction company to a significant international project management group and more recently achieved an excellent result when he completed the sale of SPIE. He has been an inspiring leader both inside the company and within the wider industry and we wish him the very best for the future."

Mr Brikho joins the Board as it nears completion of its strategic review. Following the highly successful sale of SPIE, the final stages of the review will be completed under his leadership and the results will be finalised by the end of the year.

Mr Brikho commented:

"AMEC has a quality skills base and world-class businesses in a range of markets. I look forward to joining the group and to helping it take advantage of the many opportunities before it during this exciting time of transformation, to ensure that it can create a successful future for all its stakeholders."

Compliance Note: No information regarding Mr Brikho is required to be disclosed pursuant to Section 9.6.13 of the Listing Rules

For further information please contact:

Analysts and Investors:

Jock Green-Armytage, Chairman
Stuart Siddall, Finance Director
Neil Jamieson, Director of Investor Relations

+44(0)20 7634 0063

Media:

Charles Reynolds, Head of Media Relations
+44(0)20 7634 0024

James Bradley, Partner, Brunswick Group Limited
+44(0)20 7396 5322

A high resolution image of Samir Brikho is available to download from the picture library on the AMEC website http://www.amec.com/picturelibrary

amec

Notes to editors:

1) Biography of Samir Brikho

Head of Division, Power Systems
Member of the Group Executive Committee of ABB Ltd., Switzerland
Chairman of ABB Lummus Global

Born on May 3, 1958

Education

1978	Engineering degree, Master of Science in Thermal Technology, Royal High School of Technology in Stockholm, Sweden
1991	YMP Program, Insead, France
2000	Senior Executive Programme, Stanford, USA

Professional Experience

	ABB
January 2006	Head of Division, Power Systems Member of the Group Executive Committee of ABB Ltd., Switzerland Chairman of ABB Lummus Global
2003 – 2005	CEO of ABB Lummus Global, Switzerland
	Alstom
2002 - 2003	Senior Vice President, International Business – Alstom S.A., France
2000 - 2002	Chief International Operations Officer – Alstom n.v, Belgium & France
1999 - 2001	CEO of ABB-Alstom Kraftwerke AG, Germany
1999 - 2000	Managing Director of Steam Plant Business – Alstom Power n.v., Belgium
	ABB
1997 – 1999	Senior Vice President & Global Managing Director, Steam Turbines & Generators, ABB Kraftwerke AG, Germany
1983 – 1997	Various Senior Management positions at Asea and ABB Power Generation in Sweden, Saudi-Arabia, Dubai, Switzerland & Germany

2) AMEC plc

AMEC plc *(www.amec.com)* is an international project management and services company that designs, delivers and supports infrastructure assets for customers across the public and private sectors. AMEC employs more than 20,000 people working from a network of offices throughout the UK, US and Canada, as well as regional offices and projects worldwide. AMEC's shares are traded on the London Stock Exchange where the company is listed in the Support Services sector (LSE: AMEC.L).

3) ABB

ABB *(www.abb.com)* is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 107,000 people.